Exhibit 99.3

The Toronto-Dominion Bank

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**IMPORTANT ANNUAL MEETING INFORMATION** 000004

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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

## Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

**A Proposals — The Directors recommend Shareholders vote FOR the election of each director, the appointment of the auditor, the amendment to By-law No. 1, and in an advisory non-binding capacity, the approach to executive compensation disclosed in the Management Proxy Circular.**

1. Election of Directors:

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01 - William E. Bennett | ☐ | ☐ | 02 - John L. Bragg | ☐ | ☐ | 03 - Amy W. Brinkley | ☐ | ☐ |
| 04 - W. Edmund Clark | ☐ | ☐ | 05 - Colleen A. Goggins | ☐ | ☐ | 06 - David E. Kepler | ☐ | ☐ |
| 07 - Henry H. Ketcham | ☐ | ☐ | 08 - Brian M. Levitt | ☐ | ☐ | 09 - Alan N. MacGibbon | ☐ | ☐ |
| 10 - Harold H. MacKay | ☐ | ☐ | 11 - Karen E. Maidment | ☐ | ☐ | 12 - Bharat B. Masrani | ☐ | ☐ |
| 13 - Irene R. Miller | ☐ | ☐ | 14 - Nadir H. Mohamed | ☐ | ☐ | 15 - Wilbur J. Prezzano | ☐ | ☐ |
| 16 - Helen K. Sinclair | ☐ | ☐ | | | | | | |

| | For | Withhold |
|---|---|---|
| 2. Appointment of Auditor named in the Management Proxy Circular | ☐ | ☐ |

| | For | Against |
|---|---|---|
| 3. Amendment to By-law No. 1 | ☐ | ☐ |
| 4. The approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections of the Management Proxy Circular "ADVISORY VOTE" | ☐ | ☐ |

**The Directors recommend Shareholders vote AGAINST the shareholder proposals.**

| | For | Against | Abstain | | For | Against | Abstain |
|---|---|---|---|---|---|---|---|
| 5. Shareholder Proposal A | ☐ | ☐ | ☐ | 6. Shareholder Proposal B | ☐ | ☐ | ☐ |
| 7. Shareholder Proposal C | ☐ | ☐ | ☐ | | | | |

If you mark the "ABSTAIN FROM VOTING" box, you are directing your proxyholder to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results.

****Request for Quarterly Reports** (See reverse side for details) ☐

****Annual Report Waiver** (See reverse side for details) ☐

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. A Shareholder has the right to appoint a person other than those designated below to represent the Shareholder at the meeting by inserting the name of such other person in the space provided below and deleting the names printed before the space, or by completing another proper Form of Proxy. Subject to the provisions of the Bank Act (Canada), the shares represented by this Proxy will be voted FOR, AGAINST, WITHHOLD or ABSTAIN in accordance with the instructions given herein. This Proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth in this Proxy if no choice is specified and to vote in his or her discretion in respect of any amendments or variations to the matters listed in this Proxy or other matters that may properly come before the Meeting and any adjournment(s) thereof. Unless otherwise specified, the proxyholders designated by management in this Proxy intend to vote FOR the election of each director, FOR the appointment of the auditor, FOR the amendment to By-law No. 1, FOR the approach to executive compensation disclosed in the Management Proxy Circular (advisory vote), and AGAINST each of the shareholder proposals set out in items 5 to 7 on the reverse side. This Proxy is solicited on behalf of management of the Bank. PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED OR FAX TO COMPUTERSHARE AT 1-866-405-9259 **REQUEST FOR QUARTERLY REPORTS The Toronto-Dominion Bank’s quarterly reports to shareholders are available at www.td.com/investor on the day they are released, but if you wish to receive quarterly reports for the next year by mail, please mark the box on the reverse side. If you do not mark the box and return this form, you will NOT receive these reports by mail. **ANNUAL REPORT WAIVER Mark the box on the reverse side if you do NOT want to receive the Annual Report containing the Annual Financial Statements and accompanying MD&A. If you do not mark the box, you will continue to receive the Annual Report by mail. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act (Canada). Restrictions on ownership are described in the Management Proxy Circular. PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — THE TORONTO-DOMINION BANK + FORM OF PROXY—COMMON SHARES Annual Meeting of Common Shareholders — April 3, 2014 The Toronto-Dominion either undersigned of them, holder Bank or of failing common him, shares W. EDMUND of THE TORONTO-DOMINION CLARK, Group President BANK, and proxyholder Chief hereby Executive appoints of the Officer undersigned, BRIAN of M. The LEVITT, with Toronto-Dominion full power Chairman of substitution, of Bank, the Board or instead to attend, of The of vote COMMON and otherwise SHAREHOLDERS act for and OF in the THE name TORONTO-DOMINION of and on behalf of the BANK undersigned TO BE HELD in respect ON THE of all 3RD matters DAY that OF may APRIL, come 2014 before and the any ANNUAL adjournment(s) MEETING thereof. OF The said proxyholder is hereby specifically directed to vote, for or against, to withhold from voting or abstain from voting as indicated on the reverse side: B Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Nole: A space has been designated for a date. If it is not dated in the space, this Proxy is deemed to bear the date on which it was mailed to the Shareholder. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A—C ON BOTH SIDES OF THIS CARD. +